UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States of America

June 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D/A	Page 1 of 7

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 48,536,897
	9	Sole dispositive power 0
	10	Shared dispositive power 48,536,897
11	Aggregate amount beneficially owned by each reporting person 48,536,897
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.45%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 2 of 7

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 48,536,897
	9	Sole dispositive power 0
	10	Shared dispositive power 48,536,897
11	Aggregate amount beneficially owned by each reporting person 48,536,897
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.45%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 3 of 7

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 48,423,737
	9	Sole dispositive power 0
	10	Shared dispositive power 48,423,737
11	Aggregate amount beneficially owned by each reporting person 48,423,737
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.36%
14	Type of reporting person (see instructions) CO

CUSIP No. 16944W104	13D/A	Page 4 of 7

Explanatory Note

This Amendment No. 6 to the statement on Schedule 13D (“Amendment No. 6”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The Reporting Persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”), and

•	Amendment No. 5 filed on April 20, 2017 (“Amendment No. 5”).

Amendment Nos. 1, 2, 3, 4, 5 and the Initial Statement, taken together, are the “Statement”. Capitalized terms used in this Amendment No. 6, but not otherwise defined, have the meanings given to them in the Initial Statement.

Amendment No. 6 amends and supplements disclosures under Items 3, 6, and 7 contained in the Statement, and amends and restates Items 4 and 5 of the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented by adding the following:

“On June 19, 2018, CST, Zhu Zhengdong and Yin Baohong entered into a loan agreement (the “Loan Agreement”) with Alpha Mezzanine Investment Limited (“Alpha”). Pursuant to the Loan Agreement, CST may borrow $25 million from Alpha in two tranches. The funds are anticipated to be used to purchase Shares of the Issuer. The first tranche, comprising $10 million USD was drawn down on June 19, 2018, and the remaining loan amount is expected to be drawn down in two months of the first drawdown. The description of the Loan Agreement as disclosed above and below under Item 6 is not intended to be complete and is qualified in its entirety by the Loan Agreement filed as Exhibit 1, and incorporated herein by reference.”

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

“The Reporting Persons intend to acquire and dispose of ADSs in the ordinary course of business pursuant to their investment objectives. Apart from the transaction described above in Item 3, none of the Reporting Persons have any present plans or proposals that relate to, or would result in, any of the events or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result of such review, may determine at any time or from time to time, either alone or as part of a group, to acquire or dispose of additional securities of the Issuer or take any other course of action which may involve one or more of the events or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything in this Statement, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer’s business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.”

CUSIP No. 16944W104	13D/A	Page 5 of 7

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“The percentages used herein are based on 133,177,873 outstanding Ordinary Shares as of March 31, 2018, as reported in the Form 6-K filed on May 18, 2018.

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 48,536,897 Shares, consisting of (i) 42,520,485 ordinary shares and 1,475,813 ADSs, representing 5,903,252 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 75,000 ordinary shares held by Baohong Yin; and (iii) 38,160 ordinary shares, held by Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares beneficially held by Zhengdong Zhu and vice versa. Such Shares represented approximately 36.45% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

CST may be deemed to have beneficial ownership of an aggregate of 48,423,737 Shares, consisting of 42,520,485 ordinary shares and 1,475,813 ADSs, representing 5,903,252 ordinary shares. Such Shares represent approximately 36.36%, of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 48,536,897 Shares.

CST may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 48,423,737 Shares.

(c) CST has utilized part of the loan described in Item 3, above, to purchase the following ADSs:

Date	No. of ADSs	Per Stock Price (USD)	Net Amount (USD)
06/22/2018	251	$7.1835	$1,836.79
06/22/2018	4,975	$7.2665	$36,602.57
06/21/2018	2,985	$7.2620	$22,008.90
06/21/2018	2,364	$7.2689	$17,441.26
06/20/2018	2,201	$7.2729	$16,174.23

(d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented to incorporate the information in Item 3, above, by reference, and by adding the following:

“In connection with the Loan Agreement, CST will initially charge 14,300,000 Ordinary Shares of the Issuer in favor of Alpha, pursuant to a Charge Over Shares entered into by CST, Madison Pacific Trust Limited (the “Security Agent”), and Alpha, on June 19, 2018. Whenever CST’s purchases of Shares reach a value of $3 million USD, at the request of Alpha, such shares shall be charged in favor of Alpha through the Security Agent. For Ordinary Shares, this charge will occur under the Charge over Shares, and for ADSs this charge will occur through separate charge documents to be executed upon request of Alpha.

The description of the Loan Agreement as disclosed above and herein is not intended to be complete and is qualified in its entirety by the Loan Agreement filed as Exhibit 1 and incorporated herein by reference.”

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit Number	Description

1	Loan Agreement dated June 19, 2018 among Champion Shine Limited, Zhu Zhengdong, Yin Baohong, and Alpha Mezzanine Investment Limited.

2	Charge Over Shares dated June 19, 2018 among Champion Shine Trading Limited, Madison Pacific Trust Limited, and Alpha Mezzanine Investment Limited.

CUSIP No. 16944W104	13D/A	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2018

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director